*AB 3/11

15048417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8- 67627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERTUS SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peachtree Street NE Suite 2400
(No. and Street)

Atlanta (City) GA (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGH, LLC
(Name – *if individual, state last, first, middle name*)

3500 Piedmont Rd Suite 500 (Address) Atlanta, (City) GA (State) 30305 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Adam Bear, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certus Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CCO
Title

[signature]
Notary Public

Phyllis I. Rothenberg
Notary Public
Mecklenburg County, NC
My Commission Expires March 23, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTUSSECURITIES, INC.
(A Wholly Owned Subsidiary of CertusHoldings, Inc.)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2014

CERTUSSECURITIES, INC.
(A Wholly Owned Subsidiary of CertusHoldings, Inc.)

CONTENTS

AGH BUSINESS ADVISORS
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of CertusSecurities, Inc.

We have audited the accompanying financial statements of CertusSecurities, Inc., a Georgia corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CertusSecurities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CertusSecurities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of CertusSecurities, Inc.'s financial statements. The supplemental information is the responsibility of CertusSecurities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

3500 Piedmont Road • Suite 500 • Atlanta, Georgia 30305 • Phone (404) 233-5486 • Fax (404) 237-8325
cpa@aghllc.com • www.aghllc.com

As discussed in Note 1in the accompanying financial statements, in 2014 CertusHoldings, Inc. entered into an agreement to sell all its equity interests in the Company and CertusInvestment Advisors, LLC for $190,000. The sale is pending final regulatory approval.

AGH, LLC

Atlanta, Georgia
February 27, 2015

CERTUSSECURITIES, INC.
(A Wholly Owned Subsidiary of CertusHoldings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash	$ 961,229	
Receivable from clearing broker-dealer	258,115	
Deposit with clearing broker-dealer	100,000	
Other receivables	46,973	
Prepaid expenses	49,810	
Total Assets		$ 1,416,127
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 173,469	
Commissions payable	254,309	
Income taxes payable	131,785	
Due to related parties, net	142,474	
		$ 702,037
Contingencies		
Stockholder's Equity		
Common stock, no par value, 5,000,000 shares authorized 3,522,374 shares issued and outstanding		--
Additional paid-in-capital		1,016,906
Retained Earnings		(302,816)
		714,090
Total Liabilities and Stockholder's Equity		$ 1,416,127

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS, AND AGREEMENT TO SALE

Organization

The Company, a wholly owned subsidiary of CertusHoldings, Inc. ("Parent"), was formed under the laws of the state of Georgia in January 2007. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the securities commissions of various states. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Description of Business

The Company earns the majority of its revenues as an introducing broker-dealer supporting multiple brokerage and advisory channels including through its affiliate, CertusWealth Advisors, LLC, as well as independent advisors and third party banking relationships.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Agreement to Sale

CertusHoldings, Inc. has entered into an agreement to sell all of the outstanding and issued shares of common stock of CertusSecurities to Investview, Inc. This sale is pending regulatory approval.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DEPOSIT WITH CLEARING BROKER

In accordance with the Company's agreement with its clearing broker-dealer (see Note 5), the Company is required to maintain a deposit of $100,000 in cash or securities. The amount recorded on the accompanying statement of financial condition represents a $100,000 cash deposit with the clearing broker-dealer.

RECEIVABLE FROM CLEARING BROKER-DEALER

The amount recorded as receivable from clearing broker-dealer of $258,115 on the accompanying statement of financial condition represents amounts due from the Company's clearing broker-dealer, who executes and clears transactions on a fully disclosed basis.

OTHER RECEIVABLES

Other receivables are comprised of commissions receivable and amounts due from independent representatives for reimbursable expenses. The Company generally does not require collateral or other security to support these receivables. At December 31, 2014, the Company determined that no reserve against other receivables was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

REVENUE RECOGNITION

The Company earns commissions and fees by introducing accounts to clearing agents who provide clearing and execution services. Commissions and the related clearing and execution costs are recorded on a trade date basis. Service fees are recorded as earned.

The Company also provides certain financial products and services, including brokerage and related services to customers of its affiliate, CertusBank, N.A. ("CertusBank"). These investment advisory service fees are recorded as earned.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Processing fees include billings for ticket charges, insurance expense coverage for errors and omissions, registration fees, technology platform fees, and other general and administrative billed to the Company's independent investment advisors on a monthly or annual basis.

Revenues are reported net of the portion of fees that are remitted to Independent Registered Investment Advisors.

INCOME TAXES

The Company's taxable income, losses and credits are included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies file their taxes on a separate return basis.

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period in which the enactment date is included. Deferred taxes also are recognized for operating losses that are available to offset future taxable income. Deferred taxes were insignificant at December 31, 2014.

The Company evaluates each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, and the decision not to file a tax return. As of December 31, 2014, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include deposit with clearing broker-dealer, receivable from clearing broker-dealer, other receivables, accounts payable, accrued expenses, and other liabilities.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

In the normal course of business, customers execute securities transactions through the Company. These activities may expose the Company to risk in the event the customer or other broker-dealer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. It is the Company's policy to review, as necessary, the credit rating of each customer and broker-dealer.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK (CONTINUED)

During the year ended December 31, 2014, one customer accounted for approximately $2,300,000, or approximately 50%, of the Company's revenues. At December 31, 2014, no customers accounted for more than 10% of the total receivable from clearing broker-dealer.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company and its affiliate, CertusInvestment Advisors, LLC (Certus Advisors) are parties to an Introducing Broker Agreement whereby Certus Advisors introduces accounts to the Company on a fully disclosed basis and the Company acts as an introducing broker to clearing agents to provide clearing and execution services to the fully disclosed accounts.

In addition, Certus Advisors utilizes the Company to provide accounting and administrative services for their business. The fee for these services range from 9% to 15% of gross advisory fee revenue based on the level of revenue for the year. For the year ended December 31, 2014, the fee for these services was 15% of Certus Advisors' gross advisory fee revenue. For the year ended December 31, 2014, administrative and accounting fees were $41,186, and are included in the commissions and fees in the statement of income.

The Company and another affiliate, CertusBank, N.A. ("CertusBank") are parties to a Securities Activities and Services Agreement whereby the Company provides certain financial products and services, including brokerage and related services to customers of CertusBank.

During 2014, the Company entered into an informal cost sharing agreement with CertusBank, N.A. and Certus Advisors. The purpose of the agreement is to allocate a portion of CertusBank employees' salary based upon actual time expended performing tasks for the respective subsidiaries. The total expense allocation of CertusBank, N.A. employee time incurred on behalf of the Company was $73,875 for the year ended December 31, 2014 and is reflected in the accompanying statement of income as other expenses and occupancy expense.

The following table sets forth the Company's related party assets and liabilities at December 31, 2014:

Due from Certus Advisors	$ 6,712
Due to CertusBank	(114,400)
Due to Certus Advisors	(34,786)
Due to Related Parties, Net	$(142,474)

NOTE 5 - CLEARING AGREEMENT

The Company is party to an agreement with a clearing broker-dealer to execute and clear transactions and carry accounts, on a fully disclosed basis, on behalf of the Company and the Company's customers, which are introduced by the Company to the clearing broker-dealer. In accordance with this clearing agreement, the Company is required to maintain a $100,000 deposit in cash or securities. The clearing agreement also requires that the Company maintain a minimum net capital of $50,000.

NOTE 6 - INCOME TAXES

The provision for income taxes consists of a current income tax expense of $123,424.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

The Company leases its office facilities under an operating lease. Rent expense for the year ended December 31, 2014 totaled $46,128.

As of December 31, 2014, future minimum lease payments under the office lease total $24,000.

PHANTOM STOCK

In connection with the acquisition of the business in September 2011, the Company is obligated to purchase 51,787 shares of phantom stock from former shareholders. The Company has the right to redeem the shares at any time after the 36 month anniversary of the purchase at a price per share of 1.5 times the book value per share of the outstanding capital stock of the Company. Holders of the phantom stock have the right to compel the Company to redeem the shares at book value per share of the outstanding capital stock of the Company after the 60 month anniversary of the purchase. The contingent liability related to this obligation at December 31, 2014 was $16,313.

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2014, the Company had net capital of $640,444, which was $590,444 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1 at December 31, 2014.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to February 27, 2015, the date these financial statements were available for issuance. The Company has identified no subsequent events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification Topic 855, *Subsequent Events*.